SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Origo Acquisition Corporation
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G67789 126
(CUSIP Number)

Stephen B. Pudles c/o Graubard Miller 405 Lexington Avenue New York, NY 10174
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67789 126	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stephen B. Pudles
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 260,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G67789 126	SCHEDULE 13D	Page 3 of 7 Pages

This Schedule 13D (“Schedule 13D”) is filed by Stephen B. Pudles with respect to ownership of ordinary shares, par value $0.0001 (the “Ordinary Shares”), of Origo Acquisition Corporation (formerly CB Pharma Acquisition Corp.), a Cayman Islands exempted company (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 4,481,599 Ordinary Shares outstanding as of June 10, 2016.

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer. The Issuer’s principal executive offices are located at c/o Graubard Miller, 405 Lexington Avenue, New York, NY 10174.

Item 2.  Identity and Background.

Mr. Pudles’ business address is c/o Graubard Miller, 405 Lexington Avenue, New York, NY 10174. Mr. Pudles is a Director of the Issuer.

Mr. Pudles has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Pudles has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Pudles is a citizen of the United States.

Item 3.  Sources and Amount of Funds or Other Consideration.

On May 20, 2016, the Issuer entered into an agreement (the “Transfer Agreement”) with the Issuer’s shareholders prior to the Issuer’s initial public offering (the “Initial Shareholders”), Mr. Pudles and certain other investors (collectively, the “Investors”). Pursuant to the Transfer Agreement, among other things, (i) the Initial Shareholders transferred an aggregate of 1,050,000 Ordinary Shares (the “Insider Shares”) to the Investors for aggregate consideration of $1.00, of which Mr. Pudles received 260,000 Insider Shares, and (ii) Mr. Pudles became a Director of the Issuer effective as of June 10, 2016.

CUSIP No. G67789 126	SCHEDULE 13D	Page 4 of 7 Pages

On June 10, 2016, Mr. Pudles loaned the Issuer $250,000. Of the $250,000 loan, $43,750 of the principal balance is convertible, at Mr. Pudles’ option, into the Issuer’s units at a price of $10.00 per unit, up to a maximum of 4,375 units. Each unit will consist of one Ordinary Share, one right (“Right”) to receive one-tenth (1/10) of one Ordinary Share upon consummation of the Issuer’s initial merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination (“Business Combination”), and one redeemable warrant (“Warrant”) to purchase one-half (1/2) of one Ordinary Share at a price of $11.50 per full share. The Warrants included in such units will be identical to the warrants issued in the Issuer’s initial public offering except that they will be non-redeemable by the Issuer and will be exercisable for cash or on a “cashless” basis, in each case, as long as they are held by the initial holder or his permitted transferees.

Item 4.  Purpose of Transaction.

The acquisition reported on in this Schedule 13D was made for investment purposes. Mr. Pudles may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions. Additionally, as described above in Item 3, Mr. Pudles may receive 4,375 Ordinary Shares, 4,375 Rights which would entitle him to receive 437 Ordinary Shares upon the Issuer’s consummation of a Business Combination and 4,375 Warrants which would entitle him to purchase an aggregate of 2,188 Ordinary Shares of the Issuer once such Warrants become exercisable, all upon conversion of the convertible portion of the loan he made to the Issuer. Except as described herein, Mr. Pudles has no other agreements to acquire additional Ordinary Shares at this time.

As a Director, Mr. Pudles is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors. Additionally, as the Issuer’s business plan is to consummate a Business Combination, Mr. Pudles, as a Director, is actively involved in pursuing a suitable target for the Issuer’s Business Combination and will be actively involved in effecting any such Business Combination if the Issuer’s business plan is successful, which may also result in a change in the Issuer’s board of directors, corporate structure, charter or bylaws.

Except as discussed above, Mr. Pudles does not have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

CUSIP No. G67789 126	SCHEDULE 13D	Page 5 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

Mr. Pudles is the beneficial owner of 260,000 Ordinary Shares of the Issuer or approximately 5.8% of the Issuer’s outstanding Ordinary Shares. The foregoing does not include 4,375 units (and underlying securities) which may be issued to Mr. Pudles upon the conversion of the convertible portion of the loan described in Item 3, which may not be convertible within 60 days.

In the last 60 days, Mr. Pudles has not effected any transactions of the Issuer’s Ordinary Shares, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Effective May 20, 2016, Mr. Pudles became party to that certain Registration Rights Agreement, dated December 12, 2014, by and among the Issuer, the Initial Shareholders and EarlyBirdCapital, Inc. (“Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the parties are entitled to certain demand and “piggy-back” registration rights for the Insider Shares and certain other securities that may be owned by them.

The Insider Shares, including the Insider Shares held by Mr. Pudles, are held in escrow pursuant to a Share Escrow Agreement, dated December 12, 2014 (“Escrow Agreement”). Pursuant to the Escrow Agreement, the Insider Shares will be held in escrow and released only if the Issuer’s Business Combination is successfully completed. Subject to certain limited exceptions, 50% of these shares will not be transferred, assigned, sold or released from escrow until the earlier of one year after the date of the consummation of the Issuer’s Business Combination and the closing price of the Issuer’s Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s Business Combination and the remaining 50% of such shares will not be transferred, assigned, sold or released from escrow until one year after the date of the consummation of the Issuer’s Business Combination or earlier in either case if, subsequent to the Issuer’s Business Combination, the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

On May 20, 2016, Mr. Pudles also entered into a letter agreement with the Issuer. Pursuant to the letter agreement, Mr. Pudles agreed, among other things, to vote all shares owned by him in favor of any proposed Business Combination and that he would not be entitled to receive any liquidation distributions from the Issuer’s trust fund with respect to the Insider Shares held in escrow pursuant to the Escrow Agreement described above.

CUSIP No. G67789 126	SCHEDULE 13D	Page 6 of 7 Pages

Item 7.  Material to be filed as Exhibits.

1. Transfer Agreement, dated May 20, 2016, by and among the Issuer, certain shareholders of the Issuer, EJF Opportunities, LLC, Stephen B. Pudles, Jose M. Aldeanueva, Jeffrey J. Gutovich Profit Sharing Plan and Barry Rodgers (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on May 23, 2016).

2. Share Escrow Agreement, dated December 12, 2014, by and among the Issuer, certain shareholders of the Issuer and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-199558)).

3. Registration Rights Agreement, dated December 12, 2014, by and among the Issuer, certain shareholders of the Issuer and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-199558)).

4. Registration Rights Letter Agreement, dated May 20, 2016, by and among the Issuer and certain shareholders of the Issuer (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed on May 23, 2016).

5. Letter agreement among the Issuer and Mr. Pudles (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed on May 23, 2016).

6. Promissory Note, dated June 10, 2016, for $1,000,000, of which Mr. Pudles is owed $250,000.

CUSIP No. G67789 126	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2016

/s/ Stephen B. Pudles
STEPHEN B. PUDLES

EXHIBIT 6

PROMISSORY NOTE

$1,000,000                                                                                                                                                            As of June 10, 2016

Origo Acquisition Corporation (“Maker”) promises to pay to the order of each of the individuals set forth on Schedule A attached hereto or their respective successors or assigns (each a “Payee” and collectively the “Payees”) the principal sum of One Million Dollars and No Cents ($1,000,000) in the amounts set forth on Schedule A attached hereto in lawful money of the United States of America, on the terms and conditions described below.

1.             Principal. The principal balance of this Note shall be repayable on the consummation of the Maker’s initial merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities (a “Business Combination”). The Payees understand that if a Business Combination is not consummated, this Note will not be repaid and all amounts owed hereunder will be forgiven except to the extent that the Maker has funds available to it outside of its trust account established in connection with its initial public offering. Any payment of principal on this Note shall be made to the Payees pro rata with the amount of their loan made hereunder.

2.             Interest. No interest shall accrue on the unpaid principal balance of this Note.

3.             Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorneys’ fees, then to the payment in full of any late charges and finally to the reduction of the unpaid principal balance of this Note.

4.             Events of Default. The following shall constitute Events of Default:

(a)               Failure to Make Required Payments. Failure by Maker to pay the principal of this Note within five (5) business days following the date when due.

(b)              Voluntary Bankruptcy, Etc. The commencement by Maker of a voluntary case under the Federal Bankruptcy Code, as now constituted or hereafter amended, or any other applicable federal or state bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of Maker generally to pay its debts as such debts become due, or the taking of corporate action by Maker in furtherance of any of the foregoing.

(c)               Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of maker in an involuntary case under the Federal Bankruptcy Code, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

5.             Remedies.

(a)               Upon the occurrence of an Event of Default specified in Section 4(a), each Payee may, by written notice to Maker, declare this Note to be due and payable, whereupon the principal amount of this Note, and all other amounts payable thereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b)              Upon the occurrence of an Event of Default specified in Sections 4(b) and 4(c), the unpaid principal balance of, and all other sums payable with regard to, this Note shall automatically and immediately become due and payable, in all cases without any action on the part of Payees.

6.             Conversion. Upon consummation of a Business Combination, each Payee shall have the option, but not the obligation, to convert a portion of the principal balance of this Note, up to a maximum of One Hundred Seventy Five Thousand Dollars ($175,000) of the principal balance of this Note pro rata amongst the Payees based on their original loan amount set forth on Schedule A attached hereto, into units (“Units”) of the Maker at a price of $10.00 per Unit, each Unit being identical to the “private units” (as defined in Maker’s final prospectus dated December 12, 2014). The Payees must provide Maker with notice of their intention to convert any portion of the principal amount of the Note into Units at least 24 hours prior to the consummation of the Business Combination. If one or more Payees (“Nonconverting Payees”) determines not to convert any portion of his pro rata amount, the other Payees shall have the option, but not the obligation, to convert such unused amount of the Nonconverting Payees pro rata with the other Payees. As promptly after notice by the Payees to Maker to convert any portion of the principal balance of this Note, as reasonably practicable and after Payees’ surrender of this Note, Maker shall have issued and delivered to Payees, without any charge to Payees, a certificate or certificates (issued in the name(s) requested by the Payees) for the number of Units of Maker issuable upon the conversion of this Note.

7.             Waivers. Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by Payees.

8.             Unconditional Liability. Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payees, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by Payees with respect to the payment or other provisions of this Note, and agree that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to them or affecting their liability hereunder.

9.             Notices. Any notice called for hereunder shall be deemed properly given if (i) sent by certified mail, return receipt requested, (ii) personally delivered, (iii) dispatched by any form of private or governmental express mail or delivery service providing receipted delivery, (iv) sent by telefacsimile or (v) sent by e-mail, to the following addresses or to such other address as either party may designate by notice in accordance with this Section:

If to Maker:

Origo Acquisition Corporation

c/o Graubard Miller

405 Lexington Avenue, 11th Floor

New York, New York 10174

Attn: David Alan Miller/Jeffrey M. Gallant

If to Payee, to the address of such Payee set forth on Schedule A attached hereto.

Notice shall be deemed given on the earlier of (i) actual receipt by the receiving party, (ii) the date shown on a telefacsimile transmission confirmation, (iii) the date on which an e-mail transmission was received by the receiving party’s on-line access provider (iv) the date reflected on a signed delivery receipt, or (vi) two (2) Business Days following tender of delivery or dispatch by express mail or delivery service.

10.           Construction. This Note shall be construed and enforced in accordance with the domestic, internal law, but not the law of conflict of laws, of the State of New York.

11.           Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed by its CEO and President the day and year first above written.

ORIGO ACQUISITION CORPORATION

By: /s/ Edward J. Fred

Name: Edward J. Fred

Title: CEO & President

SCHEDULE A

Name of Payee	Address of Payee	Amount of Loan from Payee

Edward J. Fred		$500,000

Steven Pudles		$250,000

Jose Aldeanueva		$125,000

Jeffrey Gutovich		$125,000